GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

This Management’s Discussion and Analysis (“MD&A”) prepared as of August 16, 2010, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the six month financial period ended June 30, 2010, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2009 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended June 30, 2010.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

  15% increase in overall metal production to 574,740 silver equivalent ounces (“Ag eq oz”) in the second quarter 2010 from 499,845 Ag eq oz in the second quarter 2009.

  23% increase in silver production from 333,358 oz Ag in the second quarter 2009 to a record 410,583 oz Ag in the second quarter 2010.

  31% increase in silver production from Guanajuato to a record 288,825 oz from 220,742 oz in the second quarter 2009.

  19% increase in metal production from Topia to 205,350 Ag eq oz compared to 172,550 Ag eq oz in the second quarter 2009.

  Record metallurgical silver and gold recoveries at Guanajuato and record metallurgical silver, lead and zinc recoveries at Topia.

  39% increase in revenue for the three months ended June 30, 2010 to $9.3 million compared to $6.7 million for the three months ended June 30, 2009 due to higher metal prices and an increase in payable silver ounces.

  43% increase in earnings from mining operations(1) to $4.3 million in the second quarter 2010 from $3.0 million in the second quarter 2009.

  Record net income of $1.6 million for the three months ended June 30, 2010 compared to a net loss of $0.2 million for the same period in 2009.

  The Company invested $2.3 million in capital expenditures and $1.8 million in mineral property exploration expenditures during the quarter as it continued the implementation of its three-year growth strategy which commenced during the fourth quarter 2009. The Company plans to invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures in 2010.

  The Company reported positive assay results from the expanded 7,800-metre (initially 6,000 metres) surface drill program at Topia. The program will provide for additional mineral resources to direct mine development and expansion decisions over the next several years and the Company anticipates mineral resource estimates for an additional four to five Topia area mines.

  Early results from the on-going underground drilling and development program in the Los Pozos and Santa Margarita zones in the Rayas area of the Guanajuato mine demonstrated the continuity of silver and gold mineralization. This will allow the Company to construct a new mineral resource estimate and provide greater definition for the mine plan in these areas.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	1

RECENT DEVELOPMENTS

Great Panther’s three year strategy for profitable growth targets production of 3.8 million Ag eq oz by 2012 at its two wholly-owned Mexican silver mines, Guanajuato and Topia. As part of this plan, the Company has initiated exploration drill programs to increase mineral resources and acquired new equipment at both operations to facilitate additional mine development and increased production.

An initial phase of 12,000 metres of underground drilling is underway in the Deep Rayas area at Guanajuato while the now expanded 7,800-metre (initially 6,000 metres) surface drill program has started at Topia. In the first two quarters, over 11,047 metres of diamond drilling was completed at the two operations including 4,552 metres at Deep Rayas and 6,495 metres at Topia.

Drilling at Deep Rayas is initially focused on the extensions of the gold-rich Santa Margarita structure before exploring the main Veta Madre structure below the historically significant Rayas Clavo. Drilling at Topia targets a number of veins, providing a guide to future mine development and also exploring others, including the recently acquired La Prieta property.

Further acquisitions of underground mobile equipment were made during the second quarter. At Guanajuato, a second scissor-lift utility truck and a 2-yard underground loader were delivered and are being operated in the mines. At Topia, two new 2-yd³ underground loaders and one new 1-boom drill jumbo have been added to the mines.

Plant modifications continued and a Canadian metallurgical consultant visited both operations to identify further opportunities to improve metallurgical performance. At Guanajuato, the crushing section screen was replaced to provide for a finer mill feed which will facilitate higher milling efficiency.

Second quarter metal production, at 574,740 silver equivalent ounces, was up 15% from the second quarter of 2009 and up 9% from the first quarter of 2010. Topia had another solid quarter with production of 205,350 Ag eq oz representing a 19% increase compared to the second quarter of 2009, and Guanajuato achieved record silver production. Total metal production from both mines included 410,583 silver ounces, 1,474 gold (“Au”) ounces, 297 tonnes of lead (“Pb”), and 357 tonnes of zinc (“Zn”).

OVERVIEW

Great Panther Silver Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	2

MINE OPERATING RESULTS

Consolidated Operations

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
Tonnes milled	43,555	44,657	47,121	42,004	40,443	38,993	46,009	46,938
Production
Gold ounces	1,474	1,598	2,456	1,951	1,504	1,240	1,608	1,437
Silver ounces	410,583	357,131	390,026	398,811	333,358	334,635	358,963	283,045
Lead tonnes	297	291	205	211	233	222	188	246
Zinc tonnes	357	345	248	263	270	276	249	370
Silver equivalent ounces (1)	574,740	526,949	625,288	597,057	499,845	480,266	497,323	444,686
Silver payable ounces	374,631	319,196	363,282	401,008	303,648	308,825	356,089	286,579
Cost per ounce (USD)	$ 7.70	$ 6.72	$ 4.80	$ 5.48	$ 5.73	$ 6.49	$ 7.58	$ 14.39

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine

The Guanajuato mine recorded a much improved second quarter as the silver grade of ore mined and processed increased to 291g/t, up by 25% from the first quarter of 2010. Metals produced totaled 288,825 oz Ag, a record, plus 1,289 oz Au, or 369,390 Ag Eq oz from processing 34,379 tonnes of ore with an average grade of 291g/t Ag and 1.35 g/t Au. This represents 15% and 25% increases in the silver grade when compared to the second quarter 2009 and first quarter 2010, respectively.

Plant performance at Guanajuato during the second quarter achieved record silver and gold recoveries of 89.9% and 86.6%, respectively. Metal recoveries for the second quarter 2010 represent a 4% increase for silver and a 1% increase for gold when compared to the first quarter 2010.

The Company’s senior metallurgical consultant visited the Guanajuato and Topia plants with both plant managers. This team reviewed each plant to identify further opportunities to improve metallurgical performance. During the second quarter, Guanajuato plant performance realized the positive impact of the second cyclone system. Towards the end of the quarter, the bed of the crushing circuit screen was replaced such that the mill feed size has been reduced to facilitate further improved grinding performance.

Mining of the Cata Clavo continued on the 490 and 470 levels where stoping was initiated on the Veta Madre, and development of the higher grade Alto veins continued. Stoping continued from the 460 level towards the 438 level.

At Rayas, development focused on recent discoveries, the Los Pozos and Santa Margarita vein structures. Mining of Los Pozos continued with stoping initiated on the 298 and 310 levels and development on the 345 level. Production from this area continues to increase and will improve further in the third quarter.

The gold-rich Santa Margarita vein continued to be explored by ramp development below the 390 level. Stoping has been initiated on the 435 level and gold production is expected to increase substantially in the third quarter.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	3

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3

Tonnes milled	34,379	34,912	39,853	34,325	32,606	31,732	38,498	37,237

Production
Silver (ounces)	288,825	225,030	287,101	288,087	220,742	223,821	269,795	177,810
Gold (ounces)	1,289	1,453	2,367	1,872	1,379	1,130	1,479	1,166

Silver equivalent ounces	369,390	315,820	470,025	432,795	327,295	311,105	343,738	236,097

Silver payable ounces	262,708	204,893	262,430	291,649	209,485	209,282	267,517	177,351

Average ore grade
Gold (g/t)	1.35	1.51	2.14	2.00	1.55	1.36	1.44	1.26
Silver (g/t)	291	233	271	315	254	258	254	179

Metal recoveries
Gold	86.6%	85.5%	86.4%	84.8%	84.6%	81.6%	83.1%	77.5%
Silver	89.9%	86.1%	82.6%	82.9%	83.0%	84.9%	85.8%	83.0%

Concentrate grades
Gold (g/t)	55	76	111	92	94	59	74	64
Silver (g/t)	12,252	11,774	13,488	14,131	15,126	11,675	13,525	9,755

Initial results from diamond drilling to explore the Los Pozos structure between the 310 and 390 levels were reported on June 08, 2010. Of six drill holes reported, four intersected ore grade mineralization including drill hole UG10-100, which intercepted mineralization over a true width of 10.48 metres, grading 1.41 g/t Au and 452 g/t Ag. Geological mapping and chip sampling of the Los Pozos structure at the 345 level indicates a strike length of 60 metres with true widths of 8 to 10 metres.

The initial results from the diamond drill program to explore the deeper extensions of the Rayas structures, including the Santa Margarita vein, showed that six of the seven drill holes intersected the Santa Margarita vein to depths of 80 metres below the current workings on 435 level with one of the intercepts being an average of 8.62g/t Au and 46g/t Ag over a true width of 4.53 metres.

More underground mobile equipment was received during the second quarter including a second scissor-lift utility truck and a 2-yard underground loader. All equipment is being dismantled and lowered through the Rayas shaft and reassembled in the mine. Additional equipment, including a second drill jumbo and a 16-tonne capacity underground haulage truck, is scheduled for delivery in the third quarter. It is expected that the full impact of the new equipment will be realized in the second half of 2010.

Compared to the second quarter of 2009, total cash production costs were up due to higher milled tonnes, higher concentrates smelting and transportation costs, inflation including a 62% increase in power costs, and an adverse change in the exchange rate. These increases were partially offset by higher by-product credits due to an increased gold price, and a 25% rise in payable silver production.

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
Cash production costs	$2,956,066	$2,939,362	$3,116,582	$3,251,174	$2,402,638	$2,271,394	$2,698,674	$3,317,318
Smelter and transportation	310,131	190,466	200,413	225,726	160,057	212,445	533,637	605,536
Cost of sales	$3,266,197	$3,129,828	$3,316,995	$3,476,900	$2,562,695	$2,483,839	$3,232,311	$3,922,854
By-product credits (1)	(1,420,293)	(1,557,530)	(2,375,665)	(1,823,465)	(1,325,470)	(1,126,276)	(1,195,890)	(874,426)
CAD Cash operating costs	$1,845,904	$1,572,298	$941,330	$1,653,435	$1,237,225	$1,357,563	$2,036,421	$3,048,428
USD Cash operating costs	$1,795,571	$1,512,790	$891,390	$1,507,077	$1,060,925	$1,090,150	$1,597,805	$2,941,723
Payable Silver Production	262,708	204,893	262,430	291,649	209,485	209,282	267,517	177,351
USD Cash cost per ounce of silver	$6.83	$7.38	$3.40	$5.17	$5.06	$5.21	$5.97	$16.59

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	4

In comparison to the first quarter of 2010, cash production costs were reduced mainly due to higher payable silver production. Concentrate smelting and transportation charges were higher due to higher volumes and by-product credits from gold sales were slightly lower due to lower gold production.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the three months ended June 30, 2010 of US$6.83 was 35% higher than US$5.06 in the second quarter of 2009. The second quarter 2010 cost per ounce decreased by 7% from the first quarter 2010 cost of US$7.38. Year to date unit costs for Guanajuato are US$7.08 per ounce which are well above the estimates for the year of US$4.50 to US$5.00 primarily due to lower than forecast production and higher development costs. Further improvements are expected in the second half with higher payable silver production and greater by-product credits from higher gold production.

Topia Mine

Topia recorded another excellent quarter with metal production of 121,758 oz of silver, 185 oz of gold, 654,323 lbs of lead (a record), and 787,692 lbs of zinc from milling 9,176 tonnes of ore. This equates to 205,350 Ag eq oz. Ore grades averaged 446g/t Ag, 0.76g/t Au, 3.39% Pb and 4.22% Zn.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed more than one third of the silver production and new exploratory development on the San Gregorio vein continues to be successful.

Additional new underground mobile equipment was acquired including two 2-yard loaders and a single-boom electric-hydraulic drill jumbo. The additional equipment will facilitate the deep development of the Argentina mine and the opening of new production areas.

Plant performance was excellent and continued to show improvement with metal recoveries of 92.4% for Ag, 82.9% for Au, 95.4% for Pb and 92.2% for Zn compared to 91.8% for Ag, 72.8% for Au, 93.2% for Pb, and 90.5% for Zn in the first quarter of 2010. The recoveries for silver, lead and zinc were records for the Topia mine. In addition to processing the 9,176 tonnes from the Company’s mines, 2,513 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

The 7,800 metre surface diamond drill program to extend the mining potential of known veins and explore other veins continued and results were reported in the News Releases of May 27, 2010 and July 20, 2010. Exploration includes the Recompensa, Cantarranas, San Jorge, San Gregorio, El Rosario, La Prieta and El Desierto veins.

Drilling on the gold-rich, Recompensa vein intersected the vein, extending the known length of the mineralization to 500 metres and another 50 to 60 metres below existing workings. Drill hole ST10-101 intersected five separate veins including the main Recompensa vein which returned values of 9.12g/t Au, 601g/t Ag, 12.8% Pb and 15.3% Zn, over a true width of 0.27 metres.

Drilling at the Hormiguera mine intersected the Cantarranas vein and the footwall, the San Jorge vein approximately 40 metres below the Hormiguera mine level. Drill hole ST10-112 intersected the San Jorge structure over 3.15 metres (0.67 metres true width) averaging 1,681g/t silver, 0.88g/t gold, 2.40% lead, and 5.32% zinc while the Cantarranas vein returned 0.19 metres (0.10 metres true width) averaging 2,820g/t silver, 1.19g/t gold, 3.29% lead, and 4.04% zinc. Drill hole ST10-113 returned 1,150g/t silver, 0.39g/t gold, 1.35% lead, and 2.34% zinc over a width of 0.25 metres (0.18 meters true width) in the Cantarranas vein and ST10-111 intersected both the San Jorge and Cantarranas veins with the latter returning 1,550g/t silver, 0.79g/t gold, 2.66% lead, and 17.70% zinc over 0.14 metres (0.10 metres true width).

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	5

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3

Tonnes milled	9,176	9,745	7,268	7,679	7,837	7,261	7,511	9,701

Production
Silver (ounces)	121,758	132,101	102,925	110,724	112,616	110,814	89,168	105,235
Gold (ounces)	185	145	89	79	125	110	129	271
Lead (tonnes)	297	291	205	211	233	222	188	246
Zinc (tonnes)	357	345	248	263	270	276	249	370

Silver equivalent ounces	205,350	211,129	155,263	164,262	172,550	169,161	153,585	208,589

Silver payable ounces	111,923	114,303	100,852	109,359	94,163	99,543	88,572	109,228

Average ore grade
Gold (g/t)	0.76	0.63	0.46	0.40	0.59	0.56	0.53	0.79
Silver (g/t)	446	459	481	492	503	542	419	360
Lead (%)	3.39	3.20	2.99	2.95	3.23	3.30	2.62	2.96
Zinc (%)	4.22	3.91	3.78	3.84	3.94	4.47	3.06	4.06

Metal recoveries
Gold	82.9%	72.8%	83.9%	79.8%	83.8%	84.1%	83.8%	88.5%
Silver	92.4%	91.8%	91.6%	91.2%	88.8%	87.5%	86.6%	88.7%
Lead	95.4%	93.2%	94.5%	93.0%	92.0%	92.5%	89.9%	92.2%
Zinc	92.2%	90.5%	90.4%	89.3%	87.4%	85.1%	83.8%	87.0%

Concentrate grades
Lead
Silver (g/t)	7,347	7,874	8,786	8,971	8,207	8,707	8,324	6,895
Gold (g/t)	9.63	7.40	6.93	5.68	8.08	7.59	8.96	13.39
Lead (%)	61.01	57.87	58.64	57.16	57.00	58.62	55.34	60.87
Zinc (%)	8.47	9.19	9.24	10.14	9.71	9.81	9.46	8.95

Zinc
Silver (g/t)	491	486	447	449	483	470	438	318
Gold (g/t)	1.98	1.58	1.01	0.96	1.43	1.35	1.76	1.91
Lead (%)	1.07	1.56	0.91	0.74	0.94	0.79	1.63	1.25
Zinc (%)	53.90	52.57	55.41	54.78	53.14	55.29	52.12	53.88

Drilling of the San Gregorio vein explored the western portion of the San Gregorio/Mina 7 mining area and the vertical extent of economic mineralization. Drill hole ST10-119 intersected 442g/t silver, 0.17g/t gold, 0.72% lead, and 8.05% zinc over 1.15 metres (0.38 metres true width). This western area also includes a newly discovered footwall vein (San Gregorio Bajo), located approximately 30 metres north of the San Gregorio vein. Drill hole ST10-117 intersected 0.40 metres (0.15 metres true width) averaging 1,030g/t silver, 0.60g/t gold, 3.31% lead and 10.10% zinc.

The El Rosario vein drilling confirmed economic mineralization extending to the 1,600-metre elevation, approximately 80 metres below the current mine workings. Drill hole ST10-126, intersected 3.05 metres (1.65 metres true width) averaging 294g/t silver, 0.398g/t gold, 1.76% lead and 0.81% zinc, and hole ST10-122, intersected 0.60 metres (0.20 metres true width) averaging 2,000g/t silver, 0.05g/t gold, 2.46% lead, and 3.45% zinc.

Drilling at the La Prieta mine explored the potential down-dip and eastward strike extensions of the La Prieta vein, and subordinate El Desierto splay vein. Holes ST10-133 and 134 intersected the La Prieta vein approximately 100 metres east of the development on the 1,300-metre level, with a best intersection averaging 38g/t silver, 2.39g/t gold, 4.23% lead, and 5.14% zinc over 0.30 metres (0.25 metres true width).

Mineral resource and reserve estimates will commence on all viable areas with the completion of drilling in August. Added mineral resources will play an important role in the Company's plans to increase production 20% per year from 2010 to 2012.

Compared to the second quarter 2009, total production costs are up substantially due to an increased level of production, stope preparation work in new mining areas, inflation including a 54% increase in power costs, and an adverse change in the exchange rates. These increases were partially offset by increased byproduct credits as metal prices and production have improved year-on-year.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	6

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
Cash production costs	$1,805,574	$1,290,702	$1,403,101	$1,187,895	$1,151,613	$1,232,520	$1,116,884	$1,693,908
Smelter and transportation	379,066	374,103	328,575	327,705	318,613	370,003	474,433	482,430
Cost of sales	$2,184,640	$1,664,805	$1,731,676	$1,515,600	$1,470,226	$1,602,523	$1,591,317	$2,176,338
By-product credits (1)	(1,066,179)	(1,006,441)	(831,982)	(760,202)	(683,622)	(464,398)	(288,220)	(953,702)
CAD Cash operating costs	$1,118,461	$658,364	$899,694	$755,398	$786,604	$1,138,125	$1,303,097	$1,222,636
USD Cash operating costs	$1,089,686	$631,554	$851,907	$690,792	$679,672	$913,936	$1,102,939	$1,182,487
Payable Silver Production	111,923	114,303	100,852	109,359	94,163	99,543	88,572	109,228
USD Cash cost per ounce of silver (2)	$9.74	$5.53	$8.45	$6.32	$7.22	$9.18	$12.45	$10.83

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

(2)	Topia’s production costs were understated in the first quarter of 2010 due to an inventory costing adjustment of US$1.26 per tonne which was corrected during the second quarter.

Cost per ounce for the second quarter 2010 increased by 35% from US$7.22 in the second quarter of 2009 to US$9.74. This represents a 76% increase compared to the first quarter 2010 cost per ounce of US$5.53. The increase in the second quarter of 2010 was partially due to an inventory costing adjustment of US$1.26 per ounce relating to the first quarter of 2010. After taking this adjustment into account, the cash cost per ounce is US$6.79 and US$8.48 for the first and second quarter, respectively, a 25% increase. The year to date cash cost per ounce of silver of US$7.61 reflects Topia’s costs which are close to the 2010 forecast of between US$7.00 and US$7.50.

RESOURCES UPDATE

Guanajuato

Development on the Los Pozos structure at the 345 level has exposed the zone along 60 metres of strike length (see plan map on the Company’s website at www.greatpanther.com). Four cross cuts (“X-cut”) have defined the Los Pozos Zone as having an average horizontal width of approximately 10.4 metres (7.3 metres True Width (“TW”)). Chip channel sampling of the four cross cuts ranges from 12.5 metres (8.8 metres TW) grading 3.27g/t gold and 958g/t silver (X-cut 356N) to 9.5 metres (6.7 metres TW) grading 0.57g/t gold and 155g/t silver (X-cut 315N).

Six new underground drill holes, UT09-100 to 101 and UGC10-018 to 021, were completed (see new plan and section maps) both above and below the 345 level in the Los Pozos structure. Underground drilling at Los Pozos is being conducted at 25-metre centres (along strike and down dip) to define the zone for imminent mineral resource calculation and mine planning. At least four more sections will be drilled above and below the 345 level before proceeding to the 390 level to continue the downward projection of Los Pozos. Highlights from the drilling to date, on section 325N, include 10.48 metres at 1.41g/t gold and 452g/t silver in hole UG10-100; on section 350N, highlights include 10.35 metres at 0.84g/t gold and 265g/t silver in hole UGC10-018; 8.3 metres at 0.48g/t gold and 168g/t silver in hole UGC10-019, and 17.55 metres at 0.93g/t gold and 292g/t silver in hole UGC10-020 (see table below, and section and longitudinal maps on the Company website). Ramping is continuing down from the 310 sub-level to the 345 level.

Los Pozos Drilling Highlights:

Hole	From (m)	To (m)	Width (m)	TW (m)	Au (g/t)	Ag (g/t)
UGC10-018	26.95	37.30	10.35	10.35	0.84	265
UGC10-019	26.45	34.75	8.30	8.00	0.48	168
UGC10-020	37.30	54.85	17.55	14.40	0.93	292
UG10-100	6.20	16.68	10.48	10.48	1.41	452

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	7

Development on the gold-rich Santa Margarita structure in the Rayas area of the mine has been conducted by ramping in the mineralization. Channel sampling along another “leg” of the ramp (see new map on the Company website) has returned a strike length of 34 metres grading 21.0g/t gold and 33g/t silver over a ramp width of 3.45 metres (2.5 metres TW). The ramp is presently at the 435 level where a sub-level will be developed to begin exploitation.

New underground equipment has been acquired for Guanajuato to support increased development and production. The Los Pozos Zone has been fully equipped for mechanized cut-and-fill mining with a new drill jumbo, a new scissor deck utility truck as well as recently acquired 3.5 -yard loaders. The access ramp is being extended from the 310 level to the 345 level and will be extended to the 390 level, while stope preparation is well underway on the 310 and 298 levels. At Santa Margarita, a new 2-yard loader has been acquired to facilitate greater development advance and stope preparation in this gold-rich zone. Production from both areas is expected to improve significantly in the second half of 2010.

The initial phase of approximately 12,000 metres of underground drilling in the Rayas area began in February 2010. Initial drilling targeted at the Veta Madre structure on section 100S also intersected the Santa Margarita structure at the 450 level down to the 540 level. To date, sections 100S and 150S have been drilled with some excellent values in both the Santa Margarita and the Veta Madre veins (see table below and longitudinal and cross section maps on the Company’s website). Highlights from the Santa Margarita drilling on section 100S include 3.06 metres at 6.16g/t gold and 6g/t silver along with a footwall zone of 2.00 metres at 3.00g/t gold and 6g/t silver in hole EUG10-038; 3.23 metres at 7.93g/t gold and 11g/t silver in hole EUG10-040 along with a footwall zone of 2.97 metres at 3.13g/t gold and 14g/t silver; and 1.82 metres at 18.63g/t gold and 25g/t silver in hole EUG10-041. These three holes represent a vertical extension of the Santa Margarita vein of approximately 80 metres below the current ramp development.

Highlights from the Santa Margarita drilling on section 150S include 5.0 metres at 8.62g/t gold and 46g/t silver in hole EUG10-042, and 1.43 metres at 1.78g/t gold and 516g/t silver in hole EUG10-045. Hole EUG10-043, on section 150S, also intersected 3.14 metres at 1.00g/t gold and 400g/t silver in the Veta Madre structure. The Rayas drilling will continue southeast through areas of known economic significance in the Veta Madre Zone.

Rayas Area Drilling Highlights:

Hole	Zone	From (m)	To (m)	Width (m)	TW (m)	Au (g/t)	Ag (g/t)
EUG10-038	S.M.	156.94	160.00	3.06	2.96	6.16	6
	S.M. F.W.	162.00	164.00	2.00	1.93	3.00	6
EUG10-040	S.M.	156.10	159.33	3.23	2.93	7.93	11
	S.M. F.W.	163.00	165.97	2.97	2.69	3.13	14
	V.M.	177.72	178.80	1.08	0.98	1.53	24
	V.M.	183.02	183.98	0.96	0.87	1.48	312
EUG10-041	S.M.	157.79	159.61	1.82	1.82	18.63	25
EUG10-042	S.M.	165.00	170.00	5.00	4.53	8.62	46
EUG10-043	V.M.	175.95	179.09	3.14	3.03	1.00	400
EUG10-044	S.M.	161.70	163.00	1.30	1.30	0.35	110
EUG10-045	S.M.	173.40	174.83	1.43	1.38	1.78	516

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	8

Topia

During the first quarter of 2010, the first target drilled was the gold-rich Recompensa vein. Several holes (ST10-098, 099 and 100) were drilled below the 1,170 metre level to guide mine development, while hole ST10-101 was drilled above the 1,170 metre level at the east end of the development to test the Recompensa vein and several footwall veins noted from surface geological mapping and sampling. The Recompensa vein is consistently narrow, but the very high grades and the use of the resue mining method make it economic to mine. Drilling highlights are presented in the table below and a plan map and longitudinal sections with the 2010 surface drilling results are located on the Company web-site at www.greatpanther.com.

Highlights from the Recompensa drilling include an intersection of 89.1g/t gold, 150g/t silver, 1.67% lead and 1.57% zinc over 0.17 metres (true width 0.14 metres) in hole ST10-100. In the most easterly hole, ST10-101, there are multiple intersections of mineralized veins, with the Recompensa vein averaging 9.1g/t gold, 601g/t silver, 12.8% lead and 15.3% zinc over 0.28 metres (true width 0.27 metres). To the north, in the footwall of the Recompensa vein, there are three significant intersections that are believed to be part of the Oliva vein system. One of these returned 7.34g/t gold, 496g/t silver, 2.5% lead and 3.17% zinc over 0.16 metres (true width 0.15 metres). To the west, the Recompensa and Oliva veins are interpreted to merge together. The Recompensa vein has now been extended horizontally to a strike length of approximately 500 metres and vertically by another 50 to 60 metres below the current mine workings. Several more drill holes have been planned to test the Recompensa and Oliva veins in the coming months.

Three core holes (ST10-102, 103 and 104) were drilled in the El Ochenta area. Although two veins were intersected, there were no significant values to report. However, the initial drill hole in the upper portion of the Don Benito vein system (ST10-105) was successful with an intersection of 0.9g/t gold, 969g/t silver, 21.3% lead and 0.35% zinc over 0.35 metres (true width 0.22 metres).

Following up on initial indications of strong silver-lead mineralization in the Don Benito vein in hole ST10-105, holes ST10-106 to ST10-110 inclusive, intersected the main Don Benito vein as well as a hanging wall mineralized structure but with economically insignificant grades. Three exploration holes, ST10-114 to ST10-116, along the Argentina vein, 1 to 1.5 kilometres east of the present mining, similarly intersected vein material with economically insignificant grades.

2010 Surface Drilling Results:

				Width	TW	Au	Ag	Pb	Zn
Hole	Vein	From	To	(m)	(m)	(g/t)	(g/t)%		%
Recompensa and Oliva Veins
ST10-99	Recompensa	141.33	141.43	0.10	0.08	38.5	69	0.38	2
ST10-99	Recompensa	143.61	143.71	0.10	0.08	23.9	49	1.31	0.48
ST10-100	Recompensa	98.57	98.74	0.17	0.14	89.1	150	1.67	1.57
ST10-100	Oliva West	132.70	132.82	0.12	0.10	6.25	9	0.33	0.08
ST10-101	Recompensa	125.96	126.30	0.34	0.33	2.81	366	2.67	13.8
ST10-101	Recompensa	138.84	139.12	0.28	0.27	9.12	601	12.8	15.3
ST10-101	Oliva West	161.77	161.87	0.10	0.10	7	49	2.68	1.02
ST10-101	Oliva West	162.32	162.48	0.16	0.15	7.43	496	2.5	3.17
ST10-101	Oliva West	197.30	197.45	0.15	0.14	4.13	203	3.01	3.56
Don Benito Vein
ST10-105	Don Benito Alto	154.50	154.85	0.35	0.22	0.9	969	21.3	0.35

Drill hole ST10-112 intersected a multiple vein structure which may represent the junction of the San Jorge vein merging with the Cantarranas vein. The San Jorge structure returned 3.15 metres (0.67 metres true width) averaging 1,681g/t silver, 0.88g/t gold, 2.40% lead and 5.32% zinc while the Cantarranas vein returned 0.19 metres (0.10 metres true width) averaging 2,820g/t silver, 1.19g/t gold, 3.29% lead and 4.04% zinc. In all, three holes have been drilled to intersect the Cantarranas vein and the footwall San Jorge vein, approximately 40 metres below the Hormiguera mine level. A new mine access cross-cut is being driven and is expected to intersect the San Jorge and Cantarranas veins at this same level within weeks. Highlights from the other two drill holes include ST10-113, which returned 1,150g/t silver, 0.39g/t gold, 1.35% lead and 2.34% zinc over a width of 0.25 metres (0.18 meters true width) in the Cantarranas vein and ST10-111, which intersected both the San Jorge and Cantarranas veins with the latter returning 1,550g/t silver, 0.79g/t gold, 2.66% lead, and 17.70% zinc over 0.14 metres (0.10 metres true width). The above holes were drilled to guide mine development and provide drill data to support the resource upgrade, and further drilling is planned several hundred metres east to test the vein continuity along strike.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	9

Drilling along the San Gregorio vein was focused to test the extreme western portion of the San Gregorio/Mina 7 mining area, as well as to test the vertical extent of potentially economic mineralization (see the updated maps on the Company website). A highlight from the San Gregorio vein was drill hole ST10-119 which intersected 442g/t silver, 0.17g/t gold, 0.72% lead and 8.05% zinc over 1.15 metres (0.38 metres true width). This western area also includes a footwall vein (San Gregorio Bajo), located approximately 30 metres north of the San Gregorio vein. A highlight from the San Gregorio Bajo vein in drill hole ST10-117 was the intersection of 0.40 metres (0.15 metres true width) averaging 1,030g/t silver, 0.60g/t gold, 3.31% lead and 10.10% zinc.

Drill testing of the western extent of the El Rosario vein in the El Rosario Nuevo mine area has confirmed that the productive part of the vein extends to at least the 1,600-metre elevation, approximately 80 metres below the current mine workings. Drill intersections were similar in nature to what is encountered in the underground development, namely barite-hosted silver-lead-zinc mineralization which swells and pinches from about 2 metres to thin structures. Highlights include hole ST10-126, which intersected 3.05 metres (1.65 metres true width) averaging 294g/t silver, 0.398g/t gold, 1.76% lead and 0.81% zinc, and hole ST10-122, which intersected 0.60 metres (0.20 metres true width) averaging 2,000g/t silver, 0.05g/t gold, 2.46% lead and 3.45% zinc.

Topia Drilling Highlights:

				Width	TW	Au	Ag	Pb	Zn
Hole	Vein	From	To	(m)	(m)	(g/t)	(g/t)%		%
ST10-105	Don Benito	154.50	154.85	0.35	0.22	0.9	969	21.3	0.35
ST10-108	Don Benito Alto	33.20	33.33	0.13	0.08	0.318	121	2.79	0.17
ST10-109	Don Benito Alto	76.70	76.80	0.10	0.09	0.334	161	11.90	1.41
ST10-111	San Jorge	66.48	66.60	0.12	0.08	0.184	287	0.34	0.39
ST10-111	Cantarranas	78.18	78.32	0.14	0.10	0.790	1550	2.66	17.70
ST10-112	San Jorge	67.00	70.15	3.15	0.67	0.88	1681	2.40	5.32
ST10-112	Cantarranas	76.16	76.35	0.19	0.10	1.190	2820	3.29	4.04
ST10-113	Cantarranas	69.65	69.90	0.25	0.18	0.390	1150	1.35	2.34
ST10-117	San Gregorio Bajo	37.20	37.60	0.40	0.17	0.600	1030	3.31	10.10
ST10-117	San Gregorio	80.80	81.00	0.20	0.08	0.240	118	0.41	17.3
ST10-118	San Gregorio Bajo	37.00	37.10	0.10	0.05	0.400	1700	8.03	8.54
ST10-118	San Gregorio	71.80	72.40	0.60	0.28	0.400	349	0.46	8.53
ST10-118	San Gregorio Alto	91.20	91.45	0.25	0.12	0.160	290	0.09	3.36
ST10-119	San Gregorio Bajo	45.05	45.25	0.20	0.07	0.060	799	3.90	16.60
ST10-119	San Gregorio	109.55	110.70	1.15	0.38	0.173	442	0.72	8.05
ST10-120	San Gregorio Bajo	108.60	109.05	0.45	0.15	0.030	973	0.37	0.80
ST10-120	San Gregorio	119.10	119.50	0.40	0.14	0.200	167	0.29	5.87
ST10-122	El Rosario	62.45	63.05	0.60	0.20	0.050	2000	2.46	3.45
ST10-123	El Rosario	148.60	149.00	0.40	0.07	2.720	27	0.00	0.02
ST10-125	San Gregorio	95.35	96.65	1.30	0.74	0.533	370	0.38	5.28
ST10-126	El Rosario	107.75	110.8	3.05	1.65	0.398	294	1.76	0.81
ST10-127	El Desierto	30.12	30.22	0.10	0.05	11.8	1550	5.27	5.89
ST10-133	La Prieta	296.95	297.75	0.80	0.51	1.250	34	5.12	3.49
ST10-134	La Prieta	231.25	231.55	0.30	0.25	2.39	38	4.23	5.14

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	10

The Company’s first drilling at the La Prieta mine initially focused on the potential down-dip continuation and eastward strike extension of the La Prieta vein, and subordinate El Desierto splay vein. Four holes drilled below the present exploitation returned negligible values in a fault and fracture zone interpreted to be the traces of the two veins. Two of four holes drilled from an eastern drill station were lost due to bad ground, and the final two holes intersected both veins, with strong gold-lead-zinc mineralization. Holes ST10-133 and 134 intersected the La Prieta vein approximately 100 metres east of the development on the 1,300-metre level, with a best intersection averaging 38g/t silver, 2.39g/t gold, 4.23% lead and 5.14% zinc over 0.30 metres (0.25 metres true width). The reason for the lower silver values here is unknown at present and the drill has been returned to La Prieta to follow up with additional holes while the Company awaits assay results from completed drilling at the Don Benito, Cantarranas, Oliva (west) and Recompensa veins.

Mineral resource calculations will commence on all viable areas with the completion of drilling in August. Added mineral resources will play an important role in the Company’s plans to increase production to 3.8 million Ag eq oz by 2012. Dependent upon drill results, the Company anticipates mineral resource estimates for another four to five Topia area mines to be published in the fourth quarter 2010.

MINERAL EXPLORATION PROPERTIES UPDATE

The Company currently has one exploration property known as the San Antonio Project.

San Antonio Project

The San Antonio project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) could earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio property and is the operator of the project.

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the property. On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	11

SELECTED QUARTERLY INFORMATION

	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3
				(Revised) (3)		(Revised)(2)(3)	(Revised) (2)
Revenue	9,317,101	7,915,160	9,850,074	8,885,632	6,721,688	6,274,321	5,482,342	4,350,334
Cost of sales (excluding
amortization and depletion)	5,029,513	4,405,233	4,698,174	4,637,437	3,732,207	3,699,865	4,008,363	5,184,125
Earnings from mining operations	4,287,588	3,509,927	5,151,900	4,248,195	2,989,481	2,574,456	1,473,979	(833,791)
Income (loss) for the period	1,604,662	1,331,177	1,036,994	(113,838)	(199,929)	(1,590,078)	(1,182,330)	(5,969,289)
Basic earnings (loss) per share	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)
Diluted earnings (loss) per share	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)
Adjusted EBITDA (1)	679,477	1,908,782	3,036,760	1,857,128	1,117,569	964,439	(686,974)	(4,132,890)
Cash and cash equivalents	10,882,994	9,250,307	13,312,091	2,907,568	2,140,004	1,985,101	606,244	1,096,432
Working capital	17,069,704	17,518,199	18,152,744	4,844,465	1,509,339	1,062,995	1,320,087	2,287,522

(1)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in fiscal 2008. This adjustment was initially recorded during the first quarter of 2009. The prior year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

(3)

Income (loss) for the period was revised by $0.3 million for the three months ended March 31, 2009 and $0.2 million for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	12

SECOND QUARTER DISCUSSION

The Company earned revenue of $9.3 million during the second quarter of 2010 compared to revenue of $6.7 million for the same period in 2009, an increase of 39%. This improvement is largely due to an increase in metal prices and production. The combined metals output from Topia and Guanajuato for the second quarter was 574,740 Ag eq oz, a 15% increase compared with 499,845 for the second quarter in 2009. For the three months ended June 30, 2010, silver, gold, lead and zinc prices increased by 33%, 30%, 30% and 37%, respectively, on a year over year basis.

Revenue increased by $1.4 million, or 18%, during the second quarter 2010 compared to the first quarter 2010. The increase in revenue is a result of a 9% quarter over quarter increase in silver equivalent ounces from 526,949 Ag eq oz in the first quarter 2010 to 574,740 Ag eq oz in the second quarter 2010. Payable silver ounces increased by 17% from 319,196 oz to 374,631 oz during the same period. Compared to the first quarter of 2010, average silver and gold prices for the second quarter of 2010 increased by 8% and 8%, respectively, while lead and zinc prices decreased by 12% and 11%, respectively.

Total plant throughput for the Topia and Guanajuato operations, at 43,554 tonnes for the second quarter 2010 increased by 8% compared to 40,444 tonnes for the second quarter of 2009. As compared to the first quarter of 2010, plant throughput decreased by 2% from 44,658 tonnes in the first quarter 2010.

Cost of sales (excluding amortization and depletion) was $5.0 million for the three months ended June 30, 2010, compared to $3.7 million for the same period in 2009. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development, general inflation, including a 60% increase in power charges, and an adverse change in the exchange rates between the Mexican peso and the Canadian dollar. For the three months ended June 30, 2010, the Company had earnings from mining operations of $4.3 million compared to $3.0 million in the same period in 2009, an increase of 43%.

The total combined cash cost per ounce of silver produced was US$7.70 for the three months ended June 30, 2010, a 34% increase compared to US$5.73 for the same period in 2009. At US$7.70, the combined cash cost per ounce for the second quarter 2010 is also higher than the published 2010 forecast of US$5.50 to US$6.00. The increases are due to the reasons noted above. The Company expects that, as the year progresses and production increases, its cash costs will improve.

Amortization and depletion of mineral properties, plant and equipment for the three and six months ended June 30, 2010 were $0.7 million and $1.0 million, respectively, compared to $0.9 million and $1.8 million in the same periods in 2009. This was due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense in the first quarter of 2010.

Mineral property exploration expenditures for the three and six months ended June 30, 2010 were $1.8 million and $3.0 million, respectively, compared to $0.3 million and $0.5 million for the same periods in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. However, the fourth quarter of 2009 saw the Company begin exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

General and administrative expenses were $1.3 million and $2.6 million for the three and six months ended June 30, 2010 compared to $1.4 million and $2.6 million for the same periods in 2009. These are on target with the Company’s 2010 forecast.

The Company incurred $0.02 million in stock-based compensation expense for the three and six months ended June 30, 2010 as a result of the extension of 90,000 incentive stock options granted to a consultant. For the same periods in 2009, the Company recorded $0.01 million and $1.3 million in stock-based compensation expense from the granting of 6,222,700 incentive stock options to employees, consultants, directors and officers and cancellation of 4,556,700 incentive stock options which had been granted in prior years.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	13

The Company recorded a foreign exchange loss of $0.5 million and a gain of $0.4 million for the three and six months ended June 30, 2010, respectively. During the first quarter of 2010, the Mexican peso appreciated vis-à-vis the Canadian dollar. During the second quarter of 2010, the Canadian dollar appreciated against the Mexican peso, partially reversing the foreign exchange gain recorded during the first quarter. As the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis effective January 1, 2010, year over year results are not comparable.

Recovery of income taxes for the three and six months ended June 30, 2010 was $1.8 million for both periods. This compares to a provision for income taxes of $0.1 million and $0.2 million for the same periods in 2009. The recovery in the second quarter of 2010 is due to the reversal of the Company’s $1.9 million future income tax provision which was a result of the completion of tax planning that will allow for the utilization of Mexican tax loss carry-forwards.

Net income for the three and six months ended June 30, 2010 was $1.6 million and $3.0 million compared to net losses of $0.2 million and $1.8 million for the same periods in 2009. The increase in net income is mainly due to an improvement in earnings from mining operations of $1.3 million over the prior year as well as the non-cash reversal of the $1.9 million future income tax provision.

Adjusted EBITDA (as defined below in the “Non-GAAP Measures” section) was $0.7 million and $2.6 million for the three months and six months ended June 30, 2010, respectively, compared to $1.1 million and $2.1 million during the same periods in 2009. Adjusted EBITDA decreased during the second quarter of 2010 by 39% compared to the same period in 2009. The decrease was primarily a result of increased mineral exploration expenditures of $1.6 million as the Company progressed with its 2010 - 2012 growth strategy which includes $14 million in exploration expenditures over that period. This decrease in the second quarter was partially offset by the increase in earnings from mining operations of $1.3 million.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

	Guanajuato		Topia		Consolidated
	2010 Q2	2009 Q2	2010 Q2	2009 Q2	2010 Q2	2009 Q2
CAD Cost of sales	$3,031,475	$2,414,414	$1,998,037	$1,317,793	$5,029,512	$3,732,207
Smelting and refining	241,600	156,933	399,134	361,004	640,734	517,937
CAD Gross by-product revenue (1)	(1,427,172)	(1,334,122)	(1,196,024)	(811,884)	(2,623,196)	(2,146,006)
Cost of custom milling	-	-	(82,688)	(80,309)	(82,688)	(80,309)
CAD Cash operating costs	$1,845,903	$1,237,225	$1,118,459	$786,604	$2,964,362	$2,023,829
USD Cash operating costs	$1,795,571	$1,060,925	$1,089,686	$679,672	$2,885,257	$1,740,597
Payable Silver Production	262,708	209,485	111,923	94,163	374,631	303,648
USD Cash cost per ounce of silver (2)	$6.83	$5.06	$9.74	$7.22	$7.70	$5.73

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

(2)	Please refer to the “Topia Mine” discussion under the “Mine Operating Results” section for a discussion of the Topia inventory adjustment of US$1.26 per tonne in the second quarter of 2010.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	14

	Guanajuato		Topia		Consolidated
	2010 YTD	2009 YTD	2010 YTD	2009 YTD	2010 YTD	2009 YTD
CAD Cost of sales	$5,987,260	$4,700,971	$3,447,485	$2,731,101	$9,434,745	$7,432,072
Smelting and refining	423,811	361,664	782,970	931,853	1,206,781	1,293,517
CAD Gross by-product revenue	(2,992,870)	(2,467,849)	(2,302,451)	(1,525,337)	(5,295,321)	(3,993,186)
Cost of custom milling	-	-	(151,181)	(212,889)	(151,181)	(212,889)
CAD Cash operating costs	$3,418,201	$2,594,786	$1,776,823	$1,924,728	$5,195,024	$4,519,514
USD Cash operating costs	$3,308,361	$2,151,180	$1,721,240	$1,593,615	$5,029,601	$3,744,795
Payable Silver Production	467,601	418,767	226,226	193,706	693,827	612,473
USD Cash cost per ounce of silver	$7.08	$5.14	$7.61	$8.23	$7.25	$6.11

Earnings from Mining Operations

Earnings from mining operations are defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for this expense.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2010 and 2009 financial statements:

	2010 Q2	2009 Q2	2010 YTD	2009 YTD
Income (loss) for the period	$1,604,662	$(199,929)	$2,935,839	$(1,790,007)
Provision (recovery) of income taxes	(1,820,744)	78,892	(1,755,480)	173,931
Interest expense	219,268	322,786	427,851	646,159
Amortization and depletion of mineral properties, plant and equipment	659,923	901,636	963,681	1,765,331
Standardized EBITDA	663,109	1,103,385	2,571,891	795,414
Stock-based compensation	16,368	14,184	16,368	1,286,593
Adjusted EBITDA	$679,477	$1,117,569	$2,588,259	$2,082,007

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	15

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010, the Company had working capital of $17,069,704 and cash and cash equivalents of $10,882,994 compared to working capital of $18,152,744 and cash and cash equivalents of $13,312,091 at December 31, 2009.

Great Panther plans to produce approximately 2.4 million Ag eq oz in 2010 and invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At June 30, 2010, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

On July 22, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively.

Operating Activities

Cash flows provided by operating activities were $3.6 million and $0.6 million for the three and six months ended June 30, 2010, compared to cash flow provided by operating activities of $0.5 million and $1.2 million during the corresponding period in 2009. This increase was primarily the result of the collection of outstanding accounts receivable related to two large concentrate sales at the end of March 2010 as well as higher finished product and supplies inventory at June 30, 2010 compared to June 30, 2009.

Before changes in non-cash working capital, the Company generated $0.5 million and $2.5 million in operating cash flow during the three and six months ended June 30, 2010, compared to $0.8 and $1.7 million during the same periods in 2009. This year over year improvement is largely attributable to higher revenues from increased metal prices and production.

Investing Activities

For the three and six months ended June 30, 2010, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $1.7 million and $3.3 million compared to net cash outflow of $0.3 million and $0.5 million for the three and six months ended June 30, 2009, respectively. In addition, the Company also purchased $0.9 million of mine equipment through two promissory notes and one capital lease during the first six months of 2010. These capital expenditures are part of the three-year growth strategy which commenced during the fourth quarter of 2009.

The Company plans to invest $13 million in capital expenditures in 2010.

Financing Activities

Cash flows used in and provided by financing activities was $0.2 million and $0.4 million, respectively, for the three and six months ended June 30, 2010, which represent proceeds from the exercise of options and warrants less repayments of capital leases and promissory notes. Cash flows used in and provided by financing activities for the three and six months ended June 30, 2009, respectively, were $0.1 million and $0.8 million.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	16

OUTLOOK

Great Panther Silver has revised its production estimate for 2010 to reflect production shortfalls and reduced ore grades at Guanajuato during the first half of the year. Changes to the mining plans are being made and further improvements are expected throughout the remainder of the year. However, the production target for 2010 has been reduced to 2.40 million silver equivalent ounces to reflect the new plans. The new target calls for continued improvement in the third and fourth quarters and represents a 9% increase over 2009.

The long term forecast of achieving 3.8 million Ag eq oz by 2012 is unchanged. The impact of the new equipment is enabling continuous production improvements throughout 2010 and positive exploration drill results are being used to estimate new resources in support of the 3-year growth strategy.

The Topia operation has made a very encouraging start to 2010 with record production and year to date unit costs of US$7.61 per oz of silver and is well on its way to achieving its targets. At Guanajuato, production is below plan mainly due to grades being lower than estimated in the first quarter. The mining plans have been revised, and while the new plan shows continuous improvement, new mine development and delivery of the remaining units of mobile equipment in the third quarter of 2010 are required before significant production improvement is realized in the fourth quarter of 2010. New resources are being prepared for production on the Los Pozos and Santa Margarita veins while mining of the higher grade Alto veins of the Cata Clavo will commence in the fourth quarter.

The Company’s emphasis will be on maintaining profitability while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production year-on-year at continually decreasing unit costs.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2010 Q2	2009 Q2	2010 YTD	2009 YTD

Consulting fees paid or accrued to companies controlled by directors of the Company	$150,349	$130,022	$276,930	$252,444

Consulting fees paid or accrued to a company controlled by an officer of the Company	$22,065	$65,857	$96,392	$116,539

Cost recoveries received or accrued from a company with a common director of the Company	$15,905	$49,836	$51,347	$64,243

Office and administration fees paid or accrued to a company controlled by a director of the Company	$21,076	$17,330	$44,131	$29,841

As at June 30, 2010, $109,281 (December 31, 2009 – $110,060) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $50,900 (December 31, 2009 – $147,273) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	17

CHANGES IN ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company will prepare its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011 (“adoption date”). In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company will retrospectively apply IFRS effective at the adoption date, except for mandatory and elected optional exemptions from full retrospective application of IFRS as provided by IFRS 1.

Preparation of first consolidated financial statements in accordance with IFRS will require presentation of comparative information in accordance with IFRS. In order to present comparative information in accordance with IFRS in its IFRS financial statements, the Company will be required to restate its balance sheet as at January 1, 2010 to comply with IFRS (“transition date”).

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our consolidated financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	18

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1.

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units for the purposes of assessment of impairment of long-lived assets, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures.

The Company has decided to use the following optional IFRS 1 exemptions from full retrospective application of IFRS:

  The Company has elected not to apply IFRS 3, Business Combinations (as revised in 2008) to past business combinations that occurred before the date of transition to IFRS. In accordance with this optional exemption, such past business combinations will not be restated.

  The Company has elected not to apply IFRS 2, Share-based Payment to equity instruments vested before the transition date. This election exempts the Company from retrospective restatement of share- based payments vested before the transition date.

  The Company has elected to apply the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease (IFRIC 4). Accordingly, for the arrangements existing as at the transition date, the Company determined whether an arrangement contains a lease on the basis of facts and circumstances existing at that date. The Company completed an analysis and has concluded as of the date of this MD&A that there were no arrangements within the scope of IFRIC 4.

  The Company has elected not to comply with requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. In accordance with this IFRS 1 optional exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS and the gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include later translation differences.

  For instruments where the liability component is no longer outstanding as at transition date, the Company elected not to apply requirement of IAS 32, Financial Instruments: Presentation to split a compound financial instruments into two portions of equity.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	19

  As at transition date, the Company will not make any additional optional designations of financial instruments as available for sale, or financial asset or financial liability at fair value through profit or loss, unless such designation has been made on initial recognition of such instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

  The Company has elected to apply optional exemption from full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1) to its decommissioning liabilities included in the cost of property, plant and equipment. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured as at the date of transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. To the extent that the liability is within the scope of IFRIC 1, the amount that would have been included in the cost of the related asset when the liability first arose is determined by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rates(s) that would have applied for that liability of the intervening period. The carrying amount of related asset as at the transition date is determined by calculating accumulated depreciation on the basis of the current estimate of the useful life of such asset, using the depreciation policy adopted by the Company in accordance with IFRS.

  The Company has elected to apply transitional provisions of IAS 23, Borrowing Costs (as revised in 2007) (“IAS 23”). Accordingly, the effective date of adoption of requirements of IAS 23 for the Company is its transition date. The Company will not apply requirements of IAS 23 to qualifying assets completed prior to transition date. The Company did not have any qualifying projects in progress as of the date of this MD&A.

The Company has decided not to use an optional IFRS 1 election to measure its property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost, or use a previous GAAP revaluation of property, plant and equipment as its deemed cost at the transition date. Instead, the Company will retrospectively apply recognition and measurement requirements of IAS 16, Property, Plant and Equipment (“IAS 16”). Under IAS 16, the Company made an accounting policy choice to measure its property, plant and equipment after its recognition at its cost less any accumulated depreciation and any accumulated impairment losses.

The Company has also begun preparing pro-forma consolidated financial statements including notes. New accounting policies are presently being drafted.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the second half of 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant consolidated interim and annual financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 114,037,712 common shares issued and 16,806,200 warrants and options outstanding.

Two convertible notes with a total carrying value of $4,050,000 carry a conversion feature whereby they may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 130,843,912.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	20

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2009 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
SECOND QUARTER ENDED JUNE 30, 2010 (UNAUDITED)	21